Exhibit (b)(3)
REED ELSEVIER
13 December 2000

To:    Deutsche Bank AG London
         Winchester House
         1 Great Winchester Street
         London EC2N 2DB

Dear Sirs

US$8,500,000,000 Credit Agreement dated 13 December 2000 (the Credit Agreement)

We refer to the Credit Agreement. Expressions given a meaning in the Credit Agreement have the same meaning in this letter.

We hereby notify you that:

  Reed Elsevier has raised $1.8 billion of new equity net of costs and expenses directly incurred in connection therewith; and

  The Club Facilities have been confirmed at the aggregate existing amount of the commitments of $1 billion.

Accordingly, we hereby cancel $2.8 billion of the Total Facility A Commitments pursuant to Clause 9.2(a) and Clause 9.5(a) of the Credit Agreement so reducing the Total Facility A Commitments to $1.2 billion.

Yours faithfully

/s/ Mark Armour
For and on behalf of
Reed Elsevier (UK) Limited